EXHIBIT 21.1

Subsidiaries of the Registrant

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

HF Financial Corp.	Home Federal Bank	100%	Delaware

HF Financial Corp.	HomeFirst Mortgage Corp.	100%	South Dakota

HF Financial Corp.	HF Financial Capital Trust III	100%	Delaware

HF Financial Corp.	HF Financial Capital Trust IV	100%	Delaware

HF Financial Corp.	HF Financial Capital Trust V	100%	Delaware

HF Financial Corp.	HF Financial Capital Trust VI	100%	Delaware

HF Financial Corp.	HF Financial Group, Inc.	100%	South Dakota

Home Federal Bank	Hometown Insurors, Inc.	100%	South Dakota

Home Federal Bank	Mid-America Service Corporation	100%	South Dakota

Home Federal Bank	PMD, Inc.	100%	South Dakota

Home Federal Bank	Mid America Capital Services, Inc. d/b/a/Mid America Leasing	100%	South Dakota

Home Federal Bank	Home Federal Securitization Corp.	100%	Delaware

The financial statements of HF Financial Corp. are consolidated with those of its subsidiaries.